# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KALA BIO, Inc., CIK 0001479419
CUSIP: 483119202
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1167 Massachusetts Avenue, Arlington, Massachusetts (MA), 02476
Date of event which requires filing of this statement: 12/29/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-24-076281
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Baker Bros. Advisors LP, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,201,894; shared voting power 0; sole dispositive power 1,201,894; shared dispositive power 0; aggregate amount beneficially owned 1,201,894 (19.7% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,201,894; shared voting power 0; sole dispositive power 1,201,894; shared dispositive power 0; aggregate amount beneficially owned 1,201,894 (19.7% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,201,894; shared voting power 0; sole dispositive power 1,201,894; shared dispositive power 0; aggregate amount beneficially owned 1,201,894 (19.7% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 1,201,894; shared voting power 0; sole dispositive power 1,201,894; shared dispositive power 0; aggregate amount beneficially owned 1,201,894 (19.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: KALA BIO, Inc.
Address of issuer's principal executive offices: 1167 Massachusetts Avenue, Arlington, Massachusetts (MA), 02476
Comment:
This Amendment No. 1 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds"), and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

The Reporting Persons may in the ordinary course of business hold securities in margin accounts maintained for the Funds with prime brokers, which extend margin credit as and when required, subject to applicable margin regulations, stock exchange rules and such firms' credit policies. Positions in securities may be pledged as collateral security for the repayment of debit balances in such accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 3 and in Item 6 below is incorporated herein by reference.

December 2024 Securities Purchase Agreement

On December 29, 2024, the Issuer entered into a securities purchase agreement (the "December 2024 Securities Purchase Agreement") with the Funds and other investors pursuant to which the Issuer agreed to sell and such investors agreed to purchase (the "Offering") an aggregate of (i) 3,286 shares of Series I Preferred at a price of $644.00 per share and (ii) 1,340,603 shares of Common Stock of the Issuer at a price of $6.44 per share. The Offering closed on December 31, 2024. The December 2024 Securities Purchase Agreement contains customary representations, warranties, and agreements by the Issuer and the Funds.

Pursuant to the December 2024 Securities Purchase Agreement, 667 and Life Sciences purchased in the Offering 30,620 and 279,939 shares of Common Stock, respectively, totaling 310,559 shares of Common Stock in the aggregate.

The foregoing description of the December 2024 Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the December 2024 Securities Purchase Agreement, which is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors (the "Board") and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer's Board, management and other investors, and other items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above. The Reporting Persons are likely to do one or more of the following: advise the Board and management on strategic matters, attempt to influence the strategy of the Issuer, and make suggestions to the management of the Issuer regarding financings and other operations of the Issuer. Additionally, the Reporting Persons may acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, conversion of Series E Preferred (as defined in Item 5), Series F Preferred (as defined in Item 5), Series G Preferred (as defined in Item 5), Series H Preferred (as defined in Item 5) or otherwise) or dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 is incorporated by reference herein.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 6,091,182 shares of Common Stock outstanding as of December 31, 2024 after the close of the Offering (as defined in Item 4), according to information obtained from the Issuer on December 29, 2024.Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of Series E non-voting convertible non-redeemable preferred stock ("Series E Preferred") of the Issuer convertible at any time on a 1-to-100 basis without additional consideration into Common Stock subject to the limitations on conversion described below, Series F non-voting convertible non-redeemable preferred stock ("Series F Preferred") of the Issuer convertible at any time on a 1-to-100 basis without additional consideration into Common Stock subject to the limitations on conversion described below, Series G non-voting convertible non-redeemable preferred stock ("Series G Preferred") of the Issuer convertible at any time on a 1-to-100 basis without additional consideration into Common Stock subject to the limitations on conversion described below, and Series H non-voting convertible non-redeemable preferred stock ("Series H Preferred") of the Issuer convertible at any time on a 1-to-100 basis without additional consideration into Common Stock, subject to the limitations on conversion described below.
Number of shares as to which each person has sole or shared power to vote or dispose:
667, L.P. is a direct holder of 118,496 shares of Common Stock, 5,053 Series E Preferred, 289 Series F Preferred, 1,075 Series G Preferred and 226 Series H Preferred.

Baker Brothers Life Sciences, L.P. is a direct holder of 1,083,398 shares of Common Stock, 46,193 Series E Preferred, 2,639 Series F Preferred, 9,826 Series G Preferred and 2,073 Series H Preferred.

The Series E Preferred, Series F Preferred, Series G Preferred and Series H Preferred (collectively the "Convertible Preferred") are only convertible to the extent that after giving effect or immediately prior to such conversion the holders thereof and their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding Common Stock of the Issuer (the "Beneficial Ownership Limitation"). As a result of the Beneficial Ownership Limitation, the number of shares of Common Stock that may be issued upon conversion of the shares of the Convertible Preferred by the above holders may change depending upon changes in the outstanding shares of Common Stock. By notice to the Issuer, the Funds may increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%; provided that any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.

Due to the Beneficial Ownership Limitation, the Funds cannot presently convert any shares of Convertible Preferred.

The foregoing description of the Series E Preferred does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, Preferences and Rights of Series E Convertible Non-Redeemable Preferred Stock of the Issuer, a copy of which was filed as Exhibit 3.1 to the Issuer's Form 8-K filed with the SEC on November 28, 2022, and is incorporated herein by reference.

The foregoing description of the Series F Preferred does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, Preferences and Rights of Series F Convertible Non-Redeemable Preferred Stock of the Issuer, a copy of which was filed as Exhibit 3.1 to the Issuer's Form 8-K filed with the SEC on December 22, 2023, and is incorporated herein by reference.

The foregoing description of the Series G Preferred does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, Preferences and Rights of Series G Convertible Non-Redeemable Preferred Stock of the Issuer, a copy of which was filed as Exhibit 3.1 to the Issuer's Form 8-K filed with the SEC on March 26, 2024, and is incorporated herein by reference.

The foregoing description of the Series H Preferred does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, Preferences and Rights of Series H Convertible Non-Redeemable Preferred Stock of the Issuer, a copy of which was filed as Exhibit 3.1 to the Issuer's Form 8-K filed with the SEC on June 27, 2024, and is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as disclosed herein the Reporting Persons or their affiliates have not effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure in Item 4 is incorporated herein by reference.

The December 2024 Securities Purchase Agreement is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Securities Purchase Agreement by and among KALA BIO, Inc., 667, L.P., Baker Brothers Life Sciences, L.P, and other investors named therein, dated as of December 29, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on December 30, 2024).

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, Scott L. Lessing/ President (12/31/2024)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (12/31/2024)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (12/31/2024)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (12/31/2024)